Kramer Levin Naftalis & Frankel LLP

Mark F. Parise

Special Counsel

Phone 212-715-9276

Fax 212-715-8297

MParise@KRAMERLEVIN.com

January 21, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	E.I.I. Realty Securities Trust
File Nos. 333-45959, 811-08649
Post-Effective Amendment No. 29
SEC Accession No.: 0001144204-15-002886

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of E.I.I. Realty Securities Trust (the “Registrant”) we hereby request that Post-Effective Amendment No. 29 (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed on January 20, 2015 be withdrawn. The reason for withdrawal is that the Amendment was inadvertently filed without the representations required pursuant to Rule 485(b)(2) and Rule 485(b)(4) under the Securities Act of 1933, as amended. We will refile on January 21, 2015 with the required representations. No changes will be made to the Prospectus and Statement of Additional Information that were filed with the Amendment.

No securities have been sold in connection with the filing.  Accordingly, the Registrant believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact me at 212-715-9276.

Very truly yours,

/s/ Mark F. Parise

Mark F. Parise

cc:	Richard J. Adler
Michael J. Meagher
Kathleen Heineken

1177 Avenue of the Americas New York NY 10036-2714 Phone 212.715.9100 Fax 212.715.8000 www.kramerlevin.com

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